Exhibit (a)(5)

Nuevo Energy Company

1021 Main Street, Suite 2100

Houston, Texas 77002

NOTICE OF TRANSACTION

To: Holder of Restricted Stock

From: Nuevo Energy Company (“Nuevo”)

Date: [                    ], 2004

Effective upon the closing completed by the Agreement and Plan of Merger among Plains Exploration & Production Company (“Plains”), PXP California Inc., a wholly owned subsidiary of Plains, and Nuevo, dated as of February 12, 2004 (the “Merger Agreement”), Nuevo will merge (i) with and into Plains with Plains as the surviving corporation or (ii) with and into PXP California Inc. with Nuevo as the surviving corporation (the “Merger”).

This letter serves as notice of the Merger and Nuevo’s offer to purchase your unvested restricted stock.

Please read the section of the joint proxy statement/prospectus entitled “Nuevo Stock Option & Restricted Stock Tender Offer” for more information on Nuevo’s offer to purchase your unvested restricted stock.

As a holder of the unvested shares of restricted stock listed on Exhibit A to the accompanying letter of transmittal you may elect to have your restricted stock purchased by Nuevo for cash by executing the signature page to the letter of transmittal and returning it to Bob Marlatt prior to 5:00 p.m. Houston Time on [                    ], 2004. If you elect to tender your restricted stock, you will receive a cash payment equal to the product of (i) the number of unvested shares of your restricted stock and (ii) the average closing price of Nuevo common stock for the ten consecutive trading days ending on the first trading day before the closing date of the Merger. Such redemption payments will be made promptly following the expiration of the tender offer and may be reduced by applicable federal and local withholding taxes. In the event that the Merger does not occur, this election will be null and void.

If you do not return your election as specified above, Plains will assume your restricted stock and such shares of restricted stock will be converted into 1.765 shares of Plains restricted stock with the same terms and conditions, including vesting, as such restricted stock had prior to the Merger.

Prior to making your election, you should consult your tax accountant or other financial advisor for tax advice.

If you have any questions regarding the above, you should contact Bob Marlatt at (713) 374-4979 for further clarification.

Sincerely,

James L. Payne

Chairman, President and Chief Executive Officer

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